Exhibit (a)(1)(K)

Changes to Questions and Answers About the Offer

posted at www.btcs.com/seriesv-tender on November 10, 2026

The Questions and Answers About the Offer posted at www.btcs.com/seriesv-tender, as filed as Exhibit (a)(1)(H) to Amendment No. 1 to the Schedule TO, were updated on November 10, 2026 as set out below to reflect the Supplement to the Offer to Purchase dated November 10, 2026 (the “Supplement”). The other questions and answers on the page are unchanged, except that references to the Offer to Purchase now read “the Offer to Purchase, as supplemented” and the answer to “Where can I get the documents or ask a question?” now lists the Supplement among the documents available.

How does the price compare with BTCS common stock?

Previous answer:

The range runs up to $1.00, which is below the recent market price of BTCS common stock, into which each Series V share could one day be converted on a one-for-one basis. There is no trading market for the Series V, so the range is intentionally wide and the price is set by what holders choose to tender at, not by BTCS. Whether and when any conversion happens is entirely at the discretion of the Board, is currently restricted by the Company’s note agreements while those notes remain outstanding (they are scheduled to mature by July 21, 2027), and may never occur. You should not tender or refrain from tendering based on any assumption about a conversion. See “Risk Factors” in the Offer to Purchase.

Revised answer:

There is no trading market for the Series V, so there is no market price to compare the range to. The range is intentionally wide, and the price is set by what holders choose to tender at, not by BTCS. The top of the range, $1.00, was set just below $1.08, the closing price of BTCS common stock on October 23, 2026, the last trading day before the offer began, because each Series V share could one day be converted into one share of common stock. Since the offer began the common stock has closed both above and below $1.00, and it may do either while the offer is open, so check the current price before you decide. Whether and when any conversion happens is entirely at the discretion of the Board, is currently restricted by the Company’s note agreements while those notes remain outstanding (they are scheduled to mature by July 21, 2027), and may never occur. A Series V share has no present right to convert, and the price of the common stock is not a measure of what a Series V share is worth. You should not tender or refrain from tendering based on any assumption about a conversion. See “Risk Factors” in the Offer to Purchase and the Supplement.

What is the lowest price I could receive?

New question and answer, added after “What does ‘at the purchase price’ mean?”:

$0.04 per share, the bottom of the range. If you tender “at the purchase price” or name $0.04, and the other tendering holders do the same, the purchase price will be $0.04 and you will receive $0.04 per share. If you are not willing to sell for as little as $0.04, name the lowest price you will accept, or do not tender. The Supplement has worked examples of how the purchase price and proration come out at $0.04, $0.20 and $1.00.

Could BTCS buy every share tendered?

Previous answer:

Yes, at the minimum price. At $0.04, buying every Series V share held by holders other than the Company’s directors and officers would cost about $487,000, less than the $500,000 cap, so at that price there would be no proration. At any purchase price of $0.05 or more, proration is possible if enough shares are tendered.

1

Revised answer:

Yes, at the minimum price. At $0.04, $500,000 would buy up to 12,500,000 shares, and buying every Series V share held by holders other than the Company’s directors and officers (12,167,057 shares) would cost about $487,000, less than the $500,000 cap, so at that price there would be no proration. At $1.00, $500,000 buys 500,000 shares. At any purchase price of $0.05 or more, proration is possible if enough shares are tendered.

Can BTCS cancel the offer?

Previous answer:

BTCS may terminate the offer if any of the conditions described in Section 6 of the Offer to Purchase is not satisfied or waived, for example a legal action challenging the offer or a significant market disruption. The offer is not conditioned on any minimum number of shares being tendered or on financing. If BTCS terminates the offer, it will announce that publicly and promptly return all tendered shares. If the offer is not terminated, BTCS is required to purchase shares in accordance with the terms of the offer.

Revised answer:

BTCS may terminate the offer if any of the conditions described in Section 6 of the Offer to Purchase, as amended by the Supplement, is not satisfied or waived, for example a legal action challenging the offer or a significant market disruption. The offer is not conditioned on any minimum number of shares being tendered or on financing. One condition, that the price of BTCS common stock not fall more than 10% from its October 23, 2026 close of $1.08, was triggered when the common stock closed at $0.965 on November 2, 2026. On November 10, 2026 BTCS waived that condition as it relates to the price of the common stock and is proceeding with the offer on its existing terms; the other conditions remain in effect. If BTCS terminates the offer, it will announce that publicly and promptly return all tendered shares. If the offer is not terminated, BTCS is required to purchase shares in accordance with the terms of the offer.

2